# Form C

## Cover Page

Name of issuer:

TrueGen Health, Inc.

Legal status of issuer:

Form:     Corporation

Jurisdiction of incorporation/organization:     DE

Date of organization:     December 1, 2021

Physical address of issuer:

### Headquarters

932 S. Bruner St.
Hinsdale, IL 60521
United States

Website of issuer:

https://truegen.io/

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Common Stock

 If Other, describe the security offered:

*No answer provided*

Target number of securities to be offered:

29

Price:

$350

Target offering amount:

$10,150

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$249,900

Deadline to reach the target offering amount:

August 31, 2022 at 22:59:59 CDT

Current number of employees:

2

Company financials:

| | Most recent fiscal year | Prior fiscal year |
| --- | --- | --- |
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | -- | -- |

|  | Most recent fiscal year | Prior fiscal year |
|---|---|---|
| Short-term Debt | $0 | $0 |
| Long-term Debt | -- | -- |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | -- | -- |
| Net Income | $0 | $0 |

## Select the jurisdictions in which the issuer intends to offer the securities:

| | | |
|---|---|---|
| ☑ Alabama | ☑ Kentucky | ☑ North Dakota |
| ☑ Alaska | ☑ Louisiana | ☑ Ohio |
| ☑ Arizona | ☑ Maine | ☑ Oklahoma |
| ☑ Arkansas | ☑ Maryland | ☑ Oregon |
| ☑ California | ☑ Massachusetts | ☑ Pennsylvania |
| ☑ Colorado | ☑ Michigan | ☑ Rhode Island |
| ☑ Connecticut | ☑ Minnesota | ☑ South Carolina |
| ☑ Delaware | ☑ Mississippi | ☑ South Dakota |
| ☑ District Of Columbia | ☑ Missouri | ☑ Tennessee |
| ☑ Florida | ☑ Montana | ☑ Texas |
| ☑ Georgia | ☑ Nebraska | ☑ Utah |
| ☑ Hawaii | ☑ Nevada | ☑ Vermont |
| ☑ Idaho | ☑ New Hampshire | ☑ Virginia |
| ☑ Illinois | ☑ New Jersey | ☑ Washington |
| ☑ Indiana | ☑ New Mexico | ☑ West Virginia |
| ☑ Iowa | ☑ New York | ☑ Wisconsin |
| ☑ Kansas | ☑ North Carolina | ☑ Wyoming |

## Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

   TrueGen Health, Inc.

## COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

   ☑ Yes

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   > **Instructions:**
   >
   > If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

   No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

| Director Name | Principal Occupation | Year Joined as Director | Status |
| --- | --- | --- | --- |

| | | | |
|---|---|---|---|
| Frank Adamo | CEO of TrueGen Health, Inc. | December 1, 2021 | Full Time |

### Previous positions

| Position | Responsibilities | Start date | End date |
|---|---|---|---|
| CEO | Lead and Manage TrueGen Health, Inc. | December 1, 2021 | |

### Business experience

| Employer | Position | Responsibilities | Employer's Principal Business | Start date | End date |
|---|---|---|---|---|---|
| Adamo Diagnostics, LLC | CEO | Leading and managing company. | Software development-clinical testing | April 22, 2020 | November 30, 2021 |
| MyGenetics, LLC (dba Add Your Labs) | CEO | Leading and managing company. | 932 S. Bruner St. | December 1, 2017 | April 21, 2020 |

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

| Officer Name | Title | Date Joined | Status |
|---|---|---|---|
| Frank Adamo | Founder, CEO | December 1, 2021 | Full Time |

### Previous positions

| Position | Responsibilities | Start date | End date |
|---|---|---|---|
| CEO | Lead and Manage TrueGen Health, Inc. | December 1, 2021 | |

### Business experience

| Employer | Position | Responsibilities | Employer's Principal Business | Start date | End date |
|---|---|---|---|---|---|
| Adamo Diagnostics, LLC | CEO | Leading and managing company. | Software development-clinical testing | April 22, 2020 | November 30, 2021 |

| Employer | Position | Responsibilities | Employer's Principal Business | Start date | End date |
|---|---|---|---|---|---|
| MyGenetics, LLC (dba Add Your Labs) | CEO | Leading and managing company. | 932 S. Bruner St. | December 1, 2017 | April 21, 2020 |

**Instructions:**

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

| Name | No. and Class of Securities now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Frank Adamo | 11,954 shares of 6,920 shares of Class A Common Stock and 5,034 shares of Class B Common Stock | 69% |

**Instructions:**

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

The U.S. is facing an acute health crisis among children and adolescents! The crisis started before the pandemic, but now more than 25 million children and adolescents in the U.S. suffer from a mental or behavioral health disability, costing $225B in direct healthcare costs. Globally, there are 350 million children and adolescents who suffer from a mental or behavioral health disorder, costing ~$1.8T in healthcare costing.

Due to an extreme shortage of pediatric behavioral health providers, it is estimated that 50-70% (or ~18 million) of these 25 million children never receive the care they need.

The lack of care has caused depression, anxiety, and suicide rates to reach record levels among children and adolescents. Suicide rates have increased to a 40-year high in teen girls. Suicide is now the 3rd leading cause of death for 15-19 year old teens.

At TrueGen Health, we are committed to help the 18 million children who never receive care! We are developing the tools that allow the pediatric behavioral health provider the ability to treat more children by increasing their capacity!

With our focus on the provider, we are developing the technology and artificial intelligence that will be applied to clinical behavioral health tools and applications. Our next generation clinical digital platform is being developed with, by, and for pediatric behavioral health providers.

Through careful design, integration, and deployment/execution, our software will amplify and maximize the provider's efforts. Our outcome goal is to help the provider deliver a more efficient, standardized, and higher quality of care to a higher number of children.

Together, with the help of providers, patients, investors, and technology, we aim to make a significant impact to help solve this health emergency!

Third-party independent research studies show that digital technologies can increase the number of patients cared for by 130% in just 3 weeks.

## Business Model
We provide a SaaS (software as a service) clinical platform model centered around pediatric behavioral healthcare.  Monthly or annual subscription fees, per provider, depending on the level of integration.  Our system ingrates within and supports the provider's clinical workflow and decision making.

## Product
Our technology platform is exclusive for pediatric behavioral health providers, which enables them to become more efficient and streamlined in providing care.  This benefit allows each provider to increase the volume of patients they are able to treat.  Patients will also use the software, as directed by their provider, to access care.

## Go-to-market (GTM)
Our go-to-market (GTM) plan is to launch a product with an initial set of specific software tools/applications (i.e., our new MVP).  We will execute a direct sales initiative.  Our expansion

plan (~6mo after launch) will include hiring customer success and field sales reps.  Our primary call point will be behavioral health providers within private practice.  As we build our revenue and user base, we will continue product development to enhance workflows, build out applications, and begin integrations.  The GTM strategy provides us a controlled rollout to ensure we build product champions who will help us grow closer to product/market fit.  As we focus on customer support/success for our initial providers, our sales team will start building relationships with institutional providers (a secondary call point in near future.  Assumptions for institutions include longer sales cycles, annual contracts, higher price points, and deeper integrations which are the reasons we will not start here.

## Traction

The founding team has developed and commercialized a clinical digital platform to address the testing problems with covid-19. The name of the initial digital health company, was named Adamo Diagnostics, LLC (dba Add Your Labs) **('ADx')** in April 2020. We quickly launched in just 4 months, with a round financed by founding team, of $285k. Since its product launch in Q3 2020, ADx has earned $350k in sales and $10k in recurring monthly revenue.
TrueGen Health, Inc. (**'TGH'**) and ADx are entering into an exclusive business partnership which will give TGH access to ADx's business operations and technology. Leveraging ADx's resources will allow TGH to quickly develop and launch its' new applications. This partnership along with the equity crowdfunding campaign of $250k, will provide TrueGen Health with the resources necessary to develop its MVP and launch a pilot in a fraction of time and budget.

TrueGen Health's  current traction includes:

- Hired Lead Engineer
- Formed Clinical Advisory Board – 7 current members
- Initiated product development discovery work to update software for new market

## Use of Proceeds

The Company anticipates that the net proceeds of the Offering will be utilized at the discretion of management. It's estimated that the use of funds will be spent as follows: 40% on Application development, 34% on Customer acquisition, 26% on General & administrative. Additionally, changes in business strategy and factors beyond our control may render these spending plans inadvisable or impractical prior to the time when all of the net proceeds are spent, in which case, management would devise alternative spending plans.

## Company legal structure

TrueGen Health, Inc., is a Delaware Corporation that was founded on December 1, 2021. TrueGen Health, Inc. is the new company that the Company will operate and fundraise under.

# RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

**Adamo Diagnostics, LLC was founded in April 2020. On December 1, 2021, managers of Adamo Diagnostics, LLC founded TrueGen Health, Inc., a Delaware Corporation. Moving forward, all operations, product development, and fundraising, will be under the TrueGen Health, Inc. legal entity. TrueGen Health, Inc.'s business is focused on developing a digital clinical platform for pediatric behavioral health providers.**

**The Company has limited operating history upon which an evaluation of our performance and our prospects can be made.**
TrueGen Health, Inc. was incorporated in the State of Delaware on December 1, 2021. As an early-staged start-up, we are subject to all the business risks associated with a new company. The Company is still in its early phases and has not yet implemented its business plan or launched their product. There can be no assurance that we will ever operate profitably. As a result, projections of results and rates of growth may not be a meaningful indicator of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational, and managerial resources. The likelihood of the company's success must be considered in light of the problems expenses difficulties complications and delays frequently encountered in connection with the development and expansion of a business.

**The company may not be able to achieve the numbers presented in the projected financials.**
Despite our projected revenue model, it is difficult to accurately forecast our revenue and plan our operating expenses, and we have limited insight into trends that may emerge and affect our business. If our actual results differ from our forecasts, or we adjust our forecasts in future periods, our operating results and financial position could be materially and adversely affected, and our stock price could decline.

**Impact of the COVID-19 Pandemic.**

The overall impact of the Covid-19 virus is unknown to management of the date of this Memorandum. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition, and operating results. The Company could sustain losses in the future. There can be no assurances that the Company will ever operate profitably.

**Founder's shares of the Company.**

The company has issued 10,000 shares of Class A Common Stock and 10,000 shares of Class B Common Stock which are owned by the founding members. The Founder and CEO of the Company, Frank Adamo, currently owns 69% of the issued securities, which includes both Class A Common stock and Class B Common Stock, and will be able to control the company without the input from investors in this offering.

**Additional funds may need to be raised to support operations and growth.**

The Company may need to raise additional funds through the sale and issuance of additional securities with rights that may be better than those in this offering.

**The Company can issue additional shares.**

The Company will need to amend its Certificate of Incorporation to allow for the authorization and issuance of additional shares of Common Stock.

**We are subject to market changes.**

While it is the company's opinion that a new technology market opportunity is emerging, it should be noted that risk factors may apply. The economic risk in today's global marketplace could affect our ability to effectively compete and deliver product.

**We are subject to competition risk.**

The global pediatric behavioral and mental health care market is estimated to be a $1.8 trillion market ($6 trillion by 2030). There are a number of well financed competitors in this marketplace today and undoubtedly new competitors will emerge in coming years. There are other companies with intellectual property and concepts very similar to Company's. Further, industry is dominated by competitors with greater resources than the Company, which may put the Company at a disadvantage. The Company expects competition to increase in the future, and there can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition, and operating results. If the Company does not enhance its existing or introduce new technology or service offerings in a timely manner, its offerings may become obsolete over time, customers may not buy the Company's products offerings and Company revenue and profitability may decline.

**We have not prepared any audited financial statements.**

Therefore you have no audited financial information regarding the Company's capitalization or assets or liability on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

**The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.**
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

**We may face potential difficulties in obtaining capital.**
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

**We rely on other companies to provide components and services for our products.**
We will depend on suppliers and contractors to deliver our products to our customers and conduct our activities. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and subject to additional risks such as financial problems that limit their ability to conduct their activities. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

**Our revenue and operating results depend significantly on the acceptance of our technology, products and services in the marketplace.**

We plan to sell our products to a wide range of potential customers. Our customer retention rates, and customer utilization may decline or fluctuate due to a variety of factors, including the following:

- our customers' levels of satisfaction or dissatisfaction with our technology, products, and services.
- the quality, breadth, and prices of our technology, products, and services.
- our general reputation and events impacting that reputation.
- the products, services and related pricing offered by any potential competitors.
- our customer service and responsiveness to any customer complaints.
- customer dissatisfaction if they do not receive the full benefit of our technology products and services.
- any guarantee that we what we provide may not meet our customer's expectations; and
- changes in our target customers' spending levels because of adverse economics in the behavioral, mental, or developmental healthcare industry, general economic conditions, or other factors.

If we do not retain new customers, our anticipated revenue may grow more slowly than expected or decline, and our operating results and gross margins will be harmed. In addition, our business and operating results may be harmed if we are unable to secure and increase our retention rates.

We intend to continually add new customers both to replace customers who elect not to repurchase our technology, products, and services and to grow our business and expected customer base. If we are unable to attract new customers in numbers greater than the percentage of customers who cancel or elect not to renew their agreements with us, our customer base could decrease and our business, operating results, and financial condition could be adversely affected.

**We may not be able to manage future growth effectively.**

If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

**We rely on various intellectual property rights, including trademarks, in order to operate our business.**

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, or designed around, particularly in countries where intellectual property rights are not advanced or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

**Although dependent on certain key personnel, the Company does not have any key personal life insurance policies on any such people.**

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. The loss of such a person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

**We operate in a highly regulated environment, and if we are found to be in violation of any applicable regulations, our business could suffer.**

The Company is pursuing what it believes to be the relevant compliance requirements in the technology industry which could include HIPAA, SOC2, COPPA, GDPR and CCPA requirements; however, there is no guarantee that we will be able to achieve these certifications. We are subject to regulations by various government agencies. Compliance with regulations is costly to obtain and maintain and may delay the Company's business plan. Any violation in outstanding or future regulations could result in actions against the Company, including an inability to operate.

**The Company's valuation as estimated herein may be incorrect.**
The offering price has been estimated based on management's estimates of future operating activity. These estimates are based almost entirely on hypothetical scenarios and assumptions, some or all of which may be incorrect. No independent investment banking firm was retained to assist in determining the offering price for the Securities. Accordingly, the offering price should not be regarded as an indication of any future market price of the Securities. It is possible that the Company's estimated valuation could be significantly less than what is being provided for in this offering and that the investment could have little to no value to the purchase of the securities.

**Management has discretion over the use of the investment proceeds.**
The Company intends to use the net proceeds from this offering as provided herein. However, the Company's management will have broad discretion with respect to the actual application of the proceeds. The actual use of the net proceeds may change and will depend on a number of factors, including but not limited to the future financial performance of the company and the amount of funds, if any, raised by this offering.

**Securities in the Company offer little to no liquidity to the purchase of the securities.**
There is no public market for any of the Company's securities, and none is expected to develop in the foreseeable future. The Securities are not being registered under the 1933 Act or the securities laws of any other applicable jurisdiction in reliance on exemptions from such registration requirements. In addition, the Company is under no obligation to register any of the Securities and has no present intention of registering any Securities or any other securities. The Company's STOCKHOLDERS AGREEMENT also provides for very limited circumstances whereby the securities may be transferred, and any allowed transfers are still subject to the STOCKHOLDERS AGREEMENT. Accordingly, an investor may be unable to liquidate an investment in the Securities and should be prepared to bear the economic risk of an investment in the Securities for an indefinite period.

**The Company is subject to cybersecurity breaches.**
Security breaches and other disruptions could compromise the Company's information and expose it to liability, which would cause the Company's business and reputation to suffer.

In the ordinary course of its business, the Company collects and stores sensitive data, including intellectual property, its proprietary business information and that of its customers, suppliers, and business partners, and personally identifiable information of its customers and employees, in data centers and on its networks. The secure processing and maintenance of this information is critical to the Company's activities and business strategy. Despite the Company's security measures, its information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise the Company's networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt the Company's activities and the services it may provide to customers, damage to the Company's reputation, and cause a loss of confidence in its products and services, which could adversely affect the Company's business, financial performance, and competitive position.

The secure processing and maintenance of this information is critical to the Company's activities and business strategy, and the costs of protecting its information could be significant. The expenses associated with protecting Company information could reduce potential profits (if any).

**The potential for Related Party transactions.**
The Company has entered transactions with Related Parties and may continue doing so. Transactions with Related Parties may be created on different and less favorable terms to the Issuer than the Issuer may have been able to receive had the Issuer transacted with an unrelated party.

**The Certificate of Incorporation or bylaws may need to be modified.**
The Company may need to modify its Certificate of Incorporation in order to issue the securities being issued or to otherwise effectuate the closing of this equity crowd funding capital raise.

**Unforeseen circumstances could negatively affect the Company and its investors.**
The situations above do not represent all conceivable circumstances whereby purchasers of the securities being offered could be negatively impacted. Purchasers of securities in the Company should be fully prepared to lose all their investment in the Company as well as accept any additional responsibilities that arise from ownership in a limited liability company, including but not limited to the tax consequences of ownership in a passthrough entity such as a limited liability company.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

## The Offering

### USE OF FUNDS

9. What is the purpose of this offering?:

The purpose of this offering is to raise capital necessary for further development of the platform as well as sustaining ongoing development and business activities for a period of time. It is anticipated that additional offerings will be required in the near future, the timing of which would likely depend, in part, on the amount of funds raised in this offering.

10. How does the issuer intend to use the proceeds of this offering?:

The Company anticipates that the net proceeds of the Offering will be generally utilized, at the discretion of management, as itemized in our Use of Funds. The precise amounts that the Company will devote to these will vary depending on numerous factors. Additionally, changes in business strategy and factors beyond our control may render these spending plans inadvisable or impractical prior to the time when all of the net proceeds are spent, in which case management would devise alternative spending plans.

The Company's current expense and feature plans appear below.

**Intermediary Fee and related closing costs (estimated less than 7%)**
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

**Pre-market Launch (estimated 20% to 30%)**
The Company may engage with various Marketing firms in order to broaden our outreach, raise user adoptions and enhance key performance indicators. The goal would be to acquire a select group of key customers to validate the product and distribute within their organizations to assess performance and load testing as well as to validate security features and architecture.

**Feature Upgrades (estimated 20% to 30%)**
The Company may continue to develop enhancements to the platform including the following: enhanced functionality, security enhancements, messaging, onboarding, reporting, developer specific portals, and 3rd party integrations.

**Increased Staffing (estimated 30% to 40%)**
Engineering, Sales, Marketing, and Client Success

**Overhead & Cost of Sales (estimated less than 20%)**
The Company may utilize funds for other overhead and cost of sales as necessary. Such expenses may include payroll, insurance, communications, service providers, travel, dues and subscriptions, etc.

The ranges provided above are estimates based on achieving the Funding Goal of the campaign. Funding will ultimately be allocated as management of the Issuer determines.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

## DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

Upon the Company's closing of the raise, the investor(s) will be admitted as a member(s) to, TrueGen Health, Inc.

The issuer reserves the right to engage a transfer agent to assist in this equity crowdfunding campaign and afterwards.

12. How can an investor cancel an investment commitment?:

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

## Ownership and Capital Structure

### THE OFFERING

13. Describe the terms of the securities being offered:

TrueGen Health Inc., a Delaware Corporation (the "Company"), hereby issues to the Investor the right to certain shares of the Company's Common Stock, subject to the terms set forth in the Issuer's Agreements and Share Purchase Agreement which provide additional details pertinent to the securities being offered and the responsibilities of any purchaser of the securities being offered.

The Issuer is offering Class B Common Stock for a price of $350.00 per share. As of January 1, 2021 the Issuer has issued 10,000 shares of Class A Common Stock and 10,000 shares of Class B Common Stock for a total of 20,000 Common Units. The Issuer has established a target raise of $10,150 and a maximum raise of $249,900. The issuer may elect to have rolling closes throughout the course of the capital raise.
Early Bird Terms:

This means that eligible investors will receive bonus shares based on the size and timing of their investment. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share if applicable. Any investor bonuses will be calculated after the closing of the campaign.

All investments before reaching Target ($10,150): Every investment of $1750 earns another 20% shares. So for every 5 shares purchased, investors receive 1 bonus share. This is applicable for every 5 shares. If an investor purchased 9 shares, the investor only receives 1 additional share.

All investments made after reaching $10,150 and before $35,000: Every investment of $3500 earns another 10% shares. So for every 10 shares purchased, investors receive 1 bonus share. This is applicable for every 10 shares. If an investor purchased 19 shares, the investor only receives 1 additional share.

All investments made after reaching $35,000 and before $140,000: Every investment of $7000 earns another 5% shares. So for every 20 shares purchased, investors receive 1 bonus share. This is applicable for every 20 shares. If an investor purchased 39 shares, the investor only receives 1 additional share.

PREEMPTIVE RIGHTS (NEW SECURITIES ISSUANCES): The Company hereby grants to each Initial Stockholder and their Permitted Transferees (each, a "Preemptive Stockholder") the right to purchase its pro rata portion of any new Common Stock (other than any Excluded Securities) (the "New Securities") that the Company may from time to time propose to issue or sell to any party.

DRAG-ALONG RIGHT: If at any time a Stockholder or group of Stockholders who, together with their Permitted Transferees, hold no less than a majority of the outstanding Class A Common Stock (a "Dragging Stockholder"), receives a bona fide offer from a Third Party Purchaser to consummate, in one transaction, or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Dragging Stockholder shall have the right to require that each other Stockholder (each, a "Drag-along Stockholder") participate in such Transfer in the manner set forth in the Stockholders Agreement.

RIGHTS OF FIRST REFUSAL; RESTRICTIONS ON TRANSFER:
If at any time a Stockholder (such Stockholder, an "**Offering Stockholder**") receives a bona fide offer from any Third Party Purchaser to purchase all or any portion of the Common Stock (the "**Offered Shares**") owned by such Offering Stockholder and such Offering Stockholder desires to Transfer such Offered Shares (other than Transfers that are permitted by Section 3.01(b) or Transfers made pursuant to Section 3.03 of the Stockholders Agreement), then the Offering Stockholder must first make an offering of such Offered Shares to each other Stockholder (each such Stockholder, a "**ROFR Rightholder**") in accordance with the provisions of the Stockholders Agreement.

14. Do the securities offered have voting rights?:

No

15. Are there any limitations on any voting or other rights identified above?:

Yes

16. How may the terms of the securities being offered be modified?:

This Agreement may only be amended, modified, or supplemented by an instrument in writing executed by the Company and the Stockholders holding a majority of the issued and outstanding Class A Common Stock; *provided, however*, that the Stockholder Agreement can only be amended with the approval of all Stockholders holding all of the outstanding Class A Common Stock. Any such written amendment, modification, or supplement will be binding upon the Company and each Stockholder.

## RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

As of December 1, 2021 the Issuer has issued in 2 class of Stock.
10,000 Class A Common Stock shares
10,000 Class B Common Stock shares

The Corporation shall have two (2) classes of Common Stock:  Class A Common Stock and Class B Common Stock.  The designations, preferences, limitations and relative rights of the classes of Common Stock shall be as set forth in the Certificate of Incorporation and described in the Stockholder Agreement.  The Class A Common Stock shall be voting stock.  The holders of the Class A Common Stock (the "Class A Stockholders") shall be entitled to cast (1) vote per share of Class A Common Stock on all matters coming before a vote of the stockholders.  The Class B Common Stock shall be non-voting stock, and the holders of Class B Common Stock (the "Class B Stockholders") shall not be entitled to receive notice of or attend meetings of the stockholders, or cast votes on matters coming before a vote of the stockholders, except as required by applicable law.

The number of Class B Common Stock shares offered for this fundraise is a minimum of 29 and a maximum of 714 shares.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these by-laws, or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Except as otherwise expressly required by these by-laws, the Certificate of Incorporation, or by applicable law, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

So long as any Stock is outstanding, in addition to any other vote or approval required under the Company's Stockholder Agreement or Bylaws, the Company will not, without the written consent of the holders of more than 50% of the Stock of the majority investors, either directly or by amendment, merger, consolidation, or otherwise: amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner which adversely affects the powers, preferences or rights of the Units.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

The exercise of rights held by the principal shareholders identified in Question 6 above could affect the purchasers of the securities being offered if the shareholders identified in Question 6 above voted to amend the Company's bylaws as it pertains to the rights of the purchasers of the securities. Such effects to the purchasers of the securities could include, but are not limited to, distributions of dividends (if any) to the purchasers of the securities, and any other right or responsibility granted to the purchasers of the securities through the Stockholders Agreement or the Bylaws.

21. How are the securities being offered being valued? Include examples of methods for how

such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of these shares has been conducted by management of TrueGen Health, Inc., within standard norms of the industry.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

Purchasing the securities involve certain risks of minority ownership in the company. As a minority shareholder, their votes may have no impact on votes concerning issues including but not limited to the future directions of the company, dilution of the shares, changing in voting rights, valuations of the shares, or the creation of new shares with additional voting rights or minimum valuation rights.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

The Shareholders of the Issuer have been assigned rights and responsibilities per the Issuer's Bylaws and Stockholder Agreement. Purchasers of the securities will have no voting rights over TrueGen Health, Inc. As such, additional securities may be issued causing dilution of the purchaser of the securities ownership; the Issuer may be sold, liquidated or otherwise terminated; transactions with related parties may take place; all of these without the influence of the Purchaser of the securities. The scenarios listed above do not include a comprehensive list of scenarios whereby the purchaser could be affected by the influence of the Shareholders and Manager of the Issuer without the influence or right of the purchase of the securities to affect the decision.

24. Describe the material terms of any indebtedness of the issuer:

The Company does not have any debt liabilities.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

NONE

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    1. any director or officer of the issuer;

    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's
       outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

No

> **Instructions:**
>
> The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.
>
> Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.
>
> The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.
>
> Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

## Financial Condition of the issuer

27. Does the issuer have an operating history?:

No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

TrueGen Health, Inc. is pre-revenue and has sustained limited operations to develop its software.

TrueGen Health, Inc. will depend on new funds raised to further develop the initial application and move launch it's pilot product. At this time the Company has no lines of credit or alternate sources of funds. Crowdfunding will be a source of additional funding to continue operations.  If the maximum amount is raised, management anticipates the funds lasting for 6-9 months.

Adamo Diagnostics, LLC ('ADx') and TrueGen Health, Inc. ("TGH") are entering into a strategic partnership, where TGH will leverage and license ADx's technology platform and business operations. Specific terms of this partnership have not been set yet. In return, TGH will pay a license fee that is commensurate to the amount TGH utilizes the ADx platform and operations. The partnership will limit the cost and time required for TGH to launch its pilot product. There is

no exchange of equity or ownership of any kind between ADx and TGH. Zero of TGH's Common Stock will be provided to ADx.

TrueGen Health, Inc. anticipates additional fundraising rounds to take place in the near future to continue to support the development and improvement of its platform, the establishment and expansion of a customer base and to support the underlying overhead activities.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

## Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

## Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

| | |
|---|---|
| in connection with the purchase or sale of any security?: | No |
| involving the making of any false filing with the | No |

Commission?:

No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:

No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:

No

involving the making of any false filing with the Commission?:

No

arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:

No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:

No

engaging in the business of securities, insurance or banking?:

No

engaging in savings association or credit union activities?:

No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered

No

within the 10-year period ending on the date of the filing

of this offering statement?:

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:  No

places limitations on the activities, functions or operations of such person?:  No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:  No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:  No

Section 5 of the Securities Act?:     No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

> **Note:**
>
> If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

> **Instructions:**
>
> Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.
>
> No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

## Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

   1. any other material information presented to investors; and
   2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The documents which have been provided include: Term Sheet; Formation documents; Stockholder Agreement, Bylaws, Capitalization Table; Pitch Deck; Historic and Projected Financials.

> **Instructions:**
>
> If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
>
> (a) a description of the material content of such information;
>
> (b) a description of the format in which such disclosure is presented; and

> (c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

## Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

  120 days after the end of the Company's fiscal year.

33. Once posted, the annual report may be found on the issuer's website at:

  https://truegen.io/